Ex

12025716

SEC Mail Processing Section

MAR 30 2012

Washington DC 405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ABCO ENERGY, INC.

(Exact name of Issuer as specified in its charter)

Nevada	**5063**	20-1914514
(State or other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

1000 E Fort Lowell Road
Tucson Arizona 85719
Telephone: 520-777-0511
(Address and Telephone Number of Issuer's Principal Executive Offices)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

The information in this Preliminary Offering Circular is not complete and may be changed. We may not sell these securities until the Offering Statement filed with the Securities and Exchange Commission is effective. This Offering Circular is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SEUCIRITES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

PRELIMINARY OFFERING CIRCULAR

Subject to completion, dated March 30, 2012

ABCO ENERGY, INC.

6,250,000 SHARES OF COMMON STOCK

This Offering Circular relates to the resale of an aggregate of 6,250,000 shares of common stock, par value $0.001, by the Company under this Offering Circular. These securities will be offered for sale by the company in this Offering Circular in accordance with the methods and terms described in the section of this Offering Circular entitled "Plan of Distribution."

The Company will receive all of the proceeds from the sale of these shares. We will pay all expenses, except for the brokerage expenses, fees, discounts and commissions, incurred in connection with the offering described in this Offering Circular. Our common stock is more fully described in the section of this Offering Circular entitled "Description of Securities."

We have never declared or paid any cash dividends or distributions on our common capital stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The Company has no equity compensation plans and individual compensation arrangement and does not intend to enter into any equity compensation plans and individual compensation arrangement in the future.

The Company's business focus is on providing:

- Sales and installation of solar photovoltaic power generation systems and solar thermal hot water systems for residential, commercial/industrial and governmental power consumers.
- We offer developmental and financial services for large scale solar and other alternative energy installations whose primary market is the Power Purchase Agreement financial arrangements and direct sale to utilities in the USA.
- We offer solar powered lighting for buildings, walkways, parking and roadway lighting including LED lighting and power saving products for established business, residential and governmental operations.
- We offer alternative energy financing options including leasing to our customers and those of other alternative energy companies.

ABCO Energy has been operating since 2004 and was a research and development company for energy efficient lighting products until 2011 when the Company entered into a stock exchange agreement with a different entity named ABCO Energy, Inc. ABCO Energy Inc. has been selling solar products and services since 2008. After the stock exchange agreement the Company changed its name. ABCO Energy has had sales since 2009 and continues to grow its product lines, operational offices and customer sales. The accompanying financial statements have been prepared by management and they are discussed in the management discussion and analysis of financial condition section of this document.

This Offering Circular is not an offer to sell any securities other than the shares of common stock offered hereby. This Offering Circular is not an offer to sell securities in any circumstances in which such an offer is unlawful.

We have not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, the Company, or the shares of common stock offered hereby that is different from the information included in this Offering Circular. You should not assume that the information in this Offering Circular, or any supplement to this Offering Circular, is accurate at any date other than the date indicated on the cover page of this Offering Circular or any supplement to it.

Distribution Spread

Price to the public	**Estimated Underwriting Discount and commissions**	**Proceeds to the issuer or other persons**
Per share $0.80	$0.15	$0.65
Total $5,000,000	$937,502	$4,062,500

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. See "Risk Factors" beginning on page 9 for risks of an investment in the securities offered by this Offering Circular, which you should consider before you purchase any shares.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS OFFERING CIRCULAR IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of This Offering Circular is: April __, 2012

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This Summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire Offering Circular, including "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, before making an investment decision. In this Offering Circular, the terms "ABCO" "Company," "we," "us" and "our" refer to ABCO Energy, Inc.

BUSINESS OVERVIEW

ABCO Energy, Inc. (the "Company" or "ABCO") formerly Energy Conservation Technologies, Inc. (ENYC) is committed to expanding the use of alternative energy resources in the replacement of fossil fuel Technologies, Inc. ABCO is an installation contractor for alternative energy products. ABCO Energy, Inc. is a Nevada corporation, doing business as "ABCO Solar" which maintains offices located in Tucson, Arizona. Our financing and leasing company is a wholly owned subsidiary named "Alternative Energy Finance Corporation" (AEFC) also a Nevada corporation. ABCO Energy, our holding company holds 100% of the outstanding common shares of ABCO Solar, Inc. and AEFC. ABCO Energy formerly traded on the pink sheets as ENYC-OTC.

The Company's business focus is on providing:

- Sales and installation of solar photovoltaic power generation systems and solar thermal hot water systems for residential, commercial/industrial and governmental power consumers.
- We offer developmental and financial services for large scale solar and other alternative energy installations whose primary market is the Power Purchase Agreement financial arrangements and direct sale to utilities in the USA.
- We offer solar powered lighting for buildings, walkways, parking and roadway lighting including LED lighting and power saving products for established business, residential and governmental operations.
- We offer alternative energy financing options including leasing to our customers and those of other alternative energy companies.

ABCO sells and installs Solar Photovoltaic and Lighting products that are purchased from both USA and offshore manufacturers. We utilize suppliers of US manufactured solar products from Sunpower, Mage, Siliken Solar, Westinghouse Solar, Schuco and various Chinese suppliers. In addition, we purchase from a number of local and regional distributors whose products are readily available and selected for markets and price.

ABCO has solar leasing and long term financing programs from Sunpower, Suncap and AEFC that are offered to ABCO customers and other marketing and installation organizations.

We are operating in Tucson, Arizona, Phoenix, Arizona, Williams, Arizona and Newark, New Jersey. We operate all of our locations as company owned businesses or joint ventures. Tucson is our warehousing and training facility for all other company operations.

WHERE YOU CAN FIND US

Our principal executive office is located at 1000 E. Fort Lowell Road, Tucson Arizona 85719. Phone: 520-777-0511. Our Internet address is www.abcosolar.com. Information contained on, or accessed through our website is not intended to constitute and shall not be deemed to constitute part of this Offering Circular.

GENERAL INTRODUCTION

ABCO has statewide approval as a registered solar products installer, ROC 258378, and we are fully licensed to offer commercial and residential electrical services. Other states in which we open operations will grant us reciprocity for our electric and solar installer licensing nationwide.

We plan to open operations in cities across the USA Sunbelt states in the next few months after funding is complete. Tucson is our first city, in which we established operations, and depending on market conditions, the next target metropolitan areas we will explore are San Diego, California, Austin, Texas; Las Vegas, Nevada and Albuquerque, New Mexico. All of the cities in our target group have utility and State support programs for alternative energy that helps the sale of solar get a head start.

Various Arizona electric power companies provide Arizona and its surrounding cities with power but also provide incentives in the way of upfront or downstream funding for residential and commercial alternative energy projects. The Arizona Utilities program, which is funded by collections from customers, pays as much as 50% of the cost of a project. This coupled with the 30% Federal Tax credit and an Arizona Tax credit ranging from $1,000 to as much as $25,000 can bring the cost of a solar installation down to as little as 15% of the total sales price. This kind of support is available in most of the sunshine states all across America and has resulted in an increased demand for the customers and installers like ABCO Solar.

All of these initial funding programs have expiration dates far into the future and will increase broadly with the initiatives for conversion from carbon based energy resources. The State of Arizona requires all utilities to derive 15% of their power from alternative energy resources by 2025. California has set their goal at 33% and Texas has similar goals, some of them far better than Arizona. We want to take advantage of this opportunity throughout the sunshine states and beyond.

Net metering is also making a large difference in the potential growth of the alternative energy market. "Net Metering" is the term that describes the practice of the utility company reading two meters on each energy installation, one for production and one for use. The utility then nets the numbers and credits or charges the customer for the difference. If a credit is built up from over producing the use, the utility sends the producer a check at the year end. This also provides a method for the producer to save its electric production for the cloudy day or a night. During the day the installation produces more than it uses and then at night, the utility provides the electric service it has stored. Thus the system is net metered.

As alternative energy systems increase in popularity, long term storage of electricity will improve and increase our markets. Battery backed systems and off grid systems are popular in country and farm installations because it eliminates the need for expensive copper wire and poles. The energy is produced during the day and stored in batteries and used to keep operations like pumps and heaters that are not grid connected going at night.

RISK FACTORS

The Company's financial condition, business, operation and prospects involve a high degree of risk. You are urged to carefully read and consider the risks and uncertainties described below as well as the other information in this report before deciding to invest in our Company. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means that our stockholders could lose all or a part of their investment. For a more detailed discussion of some of the risks associated with our Company, you are urged to carefully review and consider the section entitled "Risk Factors" beginning on page 9 of this Offering Circular.

THE OFFERING

Common stock offered by selling security holder	6,250,000 shares of common stock. This number represents approximately 31% of our current outstanding common stock.
Selling Shareholder	ABCO ENERGY, INC.
Offering price	$0.80
Minimum number of shares to be sold in this offering	None
Minimum number of shares to be offered per investor	5,000
Common stock outstanding before the offering	19,349,686 common shares as of March 31, 2012
Common stock outstanding after the offering	25,599,686 common shares.
Terms of the Offering	The Company determination of when and how to sell shares will be in accordance with the methods and terms described in the "Plan of Distribution" section.
Termination of the Offering	The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) within 365 days of the Offering Statement being declared effective.
Use of proceeds	The Company will receive all proceeds from the offering except offering expenses.
Risk Factors	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors" beginning on page 8.

This Offering Circular relates to the sale of up to 6,250,000 shares of our common stock by the Company.

SUMMARY OF FINANCIAL INFORMATION

The following table provides summary financial statement data as of the period from year ended December 31, 2011, and the Year ended December 31, 2010. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period. The data set forth below should be read in conjunction with "Management's Discussions and Analysis of Financial Results of Operations," our financial statements and the related notes included in this Offering Circular, and the statements and related notes included in this Offering Circular.

ABCO ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011
AND DECEMBER 31, 2010

	December 31, 2011	December 31. 2010
Sales revenue	$ 1,078,038	$ 450,217
Cost of sales	806,017	318,495
Gross margin	272,021	131,722
Selling, general and administrative expenses	385,133	252,600
Loss from operations	(113,112)	(120,878)
Interest expense – non recurring	65,096	34,064
Net loss for the period	$(178,208)	$(154,942)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this Offering Circular before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Please note that throughout this Offering Circular, the words "we", "our", "us", or "SES" to refer to the Company and its subsidiaries and not to the selling stockholders.

Risks Related to our Business

THE COMPANY HAS A LIMITED OPERATING HISTORY UPON WHICH TO BASE AN EVALUATION OF ITS BUSINESS AND PROSPECTS. WE MAY NOT BE SUCCESSFUL IN OUR EFFORTS TO GROW OUR BUSINESS AND TO EARN INCREASED REVENUES. AN INVESTMENT IN OUR SECURITIES REPRESENTS SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART YOUR ENTIRE INVESTMENT.

We have a limited history of operations and we may not be successful in our efforts to grow our business and to earn revenues. Our business and Offering Circular must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of operations, particularly providing services in the well-serviced solar installation service industry. As a result, management may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause net losses in a given period to be greater than expected. An investment in our securities represents significant risk and you may lose all or part your entire investment.

WE HAVE A HISTORY OF LOSSES. FUTURE LOSSES AND NEGATIVE CASH FLOW MAY LIMIT OR DELAY OUR ABILITY TO BECOME PROFITABLE. IT IS POSSIBLE THAT WE MAY NEVER ACHIEVE PROFITABILITY. AN INVESTMENT IN OUR SECURITIES REPRESENTS SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART YOUR ENTIRE INVESTMENT.

We have yet to establish profitable operations or a history of profitable operations. We anticipate that we may continue to incur losses for an indefinite period of time due to the significant costs associated with the development of our business.

Since incorporation, we have expended financial resources on the development of our business. As a result, losses have been incurred since incorporation. Management expects to experience operating losses and negative cash flow for the foreseeable future. Management anticipates that losses will continue to increase from current levels because the Company expects to incur additional costs and expenses related to: marketing and promotional activities; the possible addition of new personnel; and the development of relationships with strategic business partners.

The Company's ability to become profitable depends on its ability to generate and sustain sales while maintaining reasonable expense levels. If the Company does achieve profitability, it cannot be certain that it would be able to sustain or increase profitability on a quarterly or annual basis in the future. An investment in our securities represents significant risk and you may lose all or part of your entire investment.

OUR OPERATING RESULTS WILL BE VOLATILE AND DIFFICULT TO PREDICT. IF THE COMPANY FAILS TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE SIGNIFICANTLY.

Management expects both quarterly and annual operating results to fluctuate significantly in the future. Because our operating results will be volatile and difficult to predict, in some future quarter our operating results may fall below the expectations of securities analysts and investors. If this occurs, the trading price of our common stock may decline significantly. The Company's operating results are not followed by securities analysts at this time and there is no guarantee that the stock will be followed by securities analysts in the future.

A number of factors will cause gross margins to fluctuate in future periods. Factors that may harm our business or cause our operating results to fluctuate include the following: the inability to obtain advertisers at reasonable cost; the ability of competitors to offer new or enhanced services or products; price competition; the failure to develop marketing relationships with key business partners; increases in our marketing and advertising costs; increased labor costs that can affect demand for our internet product; the amount and timing of operating costs and capital expenditures relating to expansion of operations; a change to or changes to government regulations; a general economic slowdown. Any change in one or more of these factors could reduce our ability to earn and grow revenue in future periods.

OUR CURRENT BUSINESS OPERATIONS RELY HEAVILY UPON OUR KEY EMPLOYEE, CHARLES O'DOWD.

We have been heavily dependent upon the expertise and management of Mr. Charles O'Dowd, President, and our future performance will depend upon his continued services. The loss of the services of Mr. O'Dowd's services could seriously interrupt our business operations, and could have a very negative impact on our ability to fulfill our business plan and to carry out our existing operations. The Company currently does not maintain key man life insurance on this individual. There can be no assurance that a suitable replacement could be found for him upon retirement, resignation, inability to act on our behalf, or death.

OUR FUTURE GROWTH MAY REQUIRE RECRUITMENT OF QUALIFIED EMPLOYEES.

In the event of our future growth in administration, marketing, and customer support functions, we may have to increase the depth and experience of our management team by adding new members. Our future success will depend to a large degree upon the active participation of our key officers and employees. There is no assurance that we will be able to employ qualified persons on acceptable terms. Lack of qualified employees may adversely affect our business development.

RISKS RELATED TO THE INDUSTRY

THE DEMAND FOR PRODUCTS REQUIRING SIGNIFICANT INITIAL CAPITAL EXPENDITURES SUCH AS OUR SOLAR POWER PRODUCTS AND SERVICES ARE AFFECTED BY GENERAL ECONOMIC CONDITIONS.

The United States and countries worldwide have recently experienced a period of declining economies and turmoil in financial markets. A sustained economic recovery is uncertain. In particular, terrorist acts and similar events, continued unrest in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar power systems and new residential and commercial buildings. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for our solar power products. If an economic recovery is slowed as a result of the recent economic, political and social events, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.

IF THERE IS A SHORTAGE OF COMPONENTS AND/OR KEY COMPONENTS RISE SIGNIFICANTLY IN PRICE THAT MAY CONSTRAIN OUR REVENUE GROWTH.

The market for photovoltaic installations has slowed recently, due in part to world-wide financial and economic issues. The introduction of significant production capacity, however, has continued increasing supply and reducing the cost of solar panels. If demand increases and supply contracts, the resulting likely price increase could adversely affect sales and profitability. Additionally, it is unlikely that we will have sufficient financial resources to take advantage of supply opportunities as they may arise. From 2009 through 2011, there was a tremendous increase in the capacity to produce solar modules, primarily from China, which coupled with the worst economic downturn in nearly a century, significantly reduced the price of solar panels. As demand for solar panels will likely increase with an economic recovery, demand and pricing for solar modules on a per watt basis could increase, potentially limiting access to solar modules and reducing our selling margins for panels.

EXISTING REGULATIONS AND POLICIES AND CHANGES TO THESE REGULATIONS AND POLICIES MAY PRESENT TECHNICAL, REGULATORY AND ECONOMIC BARRIERS TO THE PURCHASE AND USE OF SOLAR POWER PRODUCTS, WHICH MAY SIGNIFICANTLY REDUCE DEMAND FOR OUR PRODUCTS.

The market for electricity generation is heavily influenced by foreign, U.S. federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the U.S. these regulations and policies are being modified and may continue to be modified Customer purchases of or further investment in the research and development of alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products, for example, without certain major incentive programs and or the regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility network. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition.

We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, and environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

THE REDUCTION, ELIMINATION OR EXPIRATION OF GOVERNMENT SUBSIDIES AND ECONOMIC INCENTIVES FOR ON-GRID SOLAR ELECTRICITY APPLICATIONS COULD REDUCE DEMAND FOR SOLAR PV SYSTEMS AND HARM OUR BUSINESS.

The market for solar energy applications depends in large part on the availability and size of local, state and federal government and economic incentives that vary by geographic market. The reduction, elimination or expiration of government subsidies and economic incentives for solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business.

The cost of solar power currently exceeds retail electricity rates, and we believe will continue to do so for the foreseeable future. As a result, federal, state and local government bodies, the United States has provided incentives in the form of feed-in tariffs, or FITs, rebates, tax credits and other incentives to system owners, distributors, system integrators and manufacturers of solar PV systems to promote the use of solar electricity in on-grid applications and to reduce dependency on other forms of energy. Many of these government incentives expire, phase out over time, terminate upon the exhaustion of the allocated funding or require renewal by the applicable authority. In addition, electric utility companies or generators of electricity from other non-solar renewable sources of electricity may successfully lobby for changes in the relevant legislation in their markets that are harmful to the solar industry. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased demand for and lower revenue from solar PV systems, which would adversely affect sales of our products. In addition, our ability to successfully penetrate new geographic markets may depend on new countries adopting and maintaining incentives to promote solar electricity, to the extent such incentives are not currently in place.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS CAN BE EXPENSIVE AND NONCOMPLIANCE WITH THESE REGULATIONS MAY RESULT IN ADVERSE PUBLICITY AND POTENTIALLY SIGNIFICANT MONETARY DAMAGES AND FINES FOR US.

We are required to comply with all foreign, U.S. federal, state and local laws and regulations regarding pollution control and protection of the environment. In addition, under some statutes and regulations, a government agency, or other parties, may seek recovery and response costs from operators of property where releases of hazardous substances have occurred or are ongoing, even if the operator was not responsible for such release or otherwise at fault. In the course of future business we may use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our operations or related research and development and manufacturing activities. Any failure by us to control the use or restrict adequately the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. In addition, if more stringent laws and regulations are adopted in the future, the costs of compliance with these new laws and regulations could be substantial If we fail to comply with present or future environmental laws and regulations we may be required to pay substantial fines, suspend production or cease operations.

OUR SUCCESS DEPENDS, IN PART, ON THE QUALITY AND SAFETY OF THE PRODUCTS WE USE.

Our success depends, in part, on the quality and safety of the products we use, we do not make our own products . If the products we use are found to be unsafe, or if they otherwise fail to meet our consumers' standards, our relationships with customers or consumers could suffer, the appeal of our brand could be diminished, and we could lose sales and/or become subject to liability claims, any of which could result in a material adverse effect on our business, results of operations and financial condition.

PROBLEMS WITH PRODUCT QUALITY OR PRODUCT PERFORMANCE WE DISTRIBUTE COULD RESULT IN A DECREASE IN CUSTOMERS AND REVENUE, UNEXPECTED EXPENSES AND LOSS OF MARKET SHARE.

The solar products we plan to purchase are complex and must meet stringent quality requirements. Products this complex may contain undetected errors or defects, especially when first introduced. For example, solar panels may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. These defects could cause us to, or may cause us to request that suppliers incur significant re-engineering costs, divert the attention of our personnel from product selling efforts and significantly affect our customer relations and business reputation. If we deliver solar panels with errors or defects, or if there is a perception that such solar panels contain errors or defects, our credibility and the market acceptance and sales of its solar power systems could be harmed.

The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products. Furthermore, widespread product failures may damage our market reputation and reduce our market share and cause sales to decline. We may need to indemnify dealers in the network and customers in some circumstances against liability from defects in our solar products. A successful indemnification claim against us could require us to make significant damage payments, which would negatively affect our financial results.

WE MAY NEED ADDITIONAL CAPITAL TO DEVELOP OUR BUSINESS.

The development of our services will require the commitment of resources to increase the advertising, marketing and future expansion of our business. In addition, expenditures will be required to enable us in 2012 to conduct planned business research, development of new affiliate and associate offices, and marketing of our existing and future products and services. Currently, we have no established bank-financing arrangements. Therefore, it is possible that we would need to seek additional financing through subsequent future private offering of our equity securities, or through strategic partnerships and other arrangements with corporate partners.

We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our compensation. If adequate, additional financing is not available on acceptable terms, we may not be able to implement our business development plan or continue our business operations.

SINCE THE SOLAR PRODUCTS WE PLAN TO PURCHASE CANNOT BE TESTED FOR THE DURATION OF THEIR STANDARD MULTI-YEAR WARRANTY PERIOD, WE MAY BE SUBJECT TO UNEXPECTED WARRANTY EXPENSE; IF WE ARE SUBJECT TO INSTALLATION, WARRANTY AND PRODUCT LIABILITY CLAIMS, SUCH CLAIMS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

Although the manufacturers represent that they conduct accelerated testing of their solar cells, the solar panels that we will be using have not and cannot be tested in an environment simulating the full warranty period. As a result of the foregoing, we may be subject to unexpected warranty expense, which in turn would harm our financial results. Our business may be subject to warranty and product liability claims in the event that its solar power systems fail to perform as expected or if a failure of its solar power systems results, or is alleged to result, in bodily injury, property damage or other damages. Moreover, we may not have adequate resources in the event of a successful claim against us. We have evaluated the potential risks we face and believe that we can obtain appropriate levels of insurance for product liability claims. We will rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. However, a successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our goodwill and reputation, which could also adversely affect our business and operating results. Our business' exposure to warranty and product liability claims is expected to increase significantly in connection with its planned expansion into the new home market.

OUR SUCCESS DEPENDS, IN PART, ON MAINTAINING GOOD RELATIONSHIPS WITH OUR DISTRIBUTORS.

Our success depends, in part, on our maintaining satisfactory relationships with our distributors of solar products. We do not have long term supply or distribution contracts. We anticipate that our sales will be affected on a purchase order basis which would require us to meet expectations of delivery, quality and pricing of our products, at both the distribution channel level and at the level of the ultimate consumer who uses our products. If we fail to meet expected standards, our revenues would decline and this could result in a material adverse effect on our business, results of operations and financial condition.

OUR DEPENDENCE ON A LIMITED NUMBER OF THIRD PARTY SUPPLIERS FOR COMPONENTS COULD PREVENT US FROM DELIVERING OUR PROPOSED PRODUCTS TO OUR CUSTOMERS WITHIN REQUIRED TIMEFRAMES, WHICH COULD RESULT IN ORDER CANCELLATIONS AND SUBSTANTIAL HARM TO OUR BUSINESS.

We will purchase our products using materials and components procured from a limited number of third-party suppliers. If we fail to establish or maintain our relationships with these suppliers, or to secure additional supply sources from other suppliers, we may be unable to provide our products or our products may be available only at a higher cost or after a long delay, which could prevent us from delivering our products to our customers within required timeframes, and we may experience order cancellations and our business may fail The failure of a supplier to supply materials and components in a timely manner, or to supply materials and components that meet our quality, quantity and cost requirements could impair our ability to purchase our products or increase their costs, particularly if we are unable to obtain substitute sources of these materials and components on a timely basis or on terms acceptable to us. In order to obtain required supplies, we may need to make large inventory purchases on short notice. We may not have sufficient financial resources to make these purchases, which may exacerbate supply shortages.

WE MAY NOT BE ABLE TO BUILD OUR BRAND AWARENESS.

Development and awareness of our brand ABCO will depend largely upon our success in creating a customer base and potential referral sources. In order to attract and retain customers and to promote and maintain our brand in response to competitive pressures, management plans to gradually increase our marketing and advertising budgets. If we are unable to economically promote or maintain our brand, then our business, results of operations and financial condition could be severely harmed.

OUR LIABILITY INSURANCE MAY NOT BE ADEQUATE IN A CATASTROPHIC SITUATION.

We currently maintain property damage insurance in the aggregate amount of approximately $500,000. We currently maintain liability insurance of up to $4,000,000 and products liability insurance of up to $4,000,000. Material damage to, or the loss to our facilities or equipment due to fire, severe weather, flood or other catastrophe, even if insured against, could result in a significant loss to the Issuer.

THE PRODUCTS WE INTEND TO DISTRIBUTE MAY NOT GAIN MARKET ACCEPTANCE, WHICH WOULD PREVENT US FROM ACHIEVING SALES AND MARKET SHARE.

The market for solar power is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to achieve sales and market share. In addition, demand for solar power in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate. Many factors may influence the widespread adoption of solar power technology and demand for solar power, including:

- Cost-effectiveness of solar power technologies as compared with conventional and competitive alternative energy technologies;
- Performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;
- Success of alternative distributed generation technologies such as hydrogen fuel cells, wind turbines, bio-diesel generators and large-scale solar thermal technologies;
- Fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources;
- Increases or decreases in the prices of oil, coal and natural gas;
- Capital expenditures by customers, who tend to decrease when domestic or foreign economies slow; and
- Continued deregulation of the electric power industry and broader energy industry.

WE FACE INTENSE COMPETITION FROM OTHER COMPANIES PRODUCING SOLAR POWER, SYSTEM INTEGRATORS AND OTHER ENERGY GENERATION PRODUCTS. IF WE FAIL TO COMPETE EFFECTIVELY, WE MAY BE UNABLE TO INCREASE OUR MARKET SHARE AND SALES.

The mainstream power generation market and related product sectors are well established and we are competing with power generation from more traditional process that can generate power at lower costs than most renewable or environmentally driven processes. Further, within the renewable power generation and technologies markets we face competition from other methods of producing renewable or environmentally positive power. Then, the solar power market itself is intensely competitive and rapidly evolving. Our competitors have established market positions more prominent than ours, and if we fill to attract and retain customers and establish a successful distribution network, we may be unable to achieve sales and market share. There are a number of major multi-national corporations that produce solar power products, including; Suntech, Sunpower, First Solar, BP Solar, Kyocera, Sharp, GE, Mitsubishi, Solar World AG and Sanyo. Also established integrators are growing and consolidating, including GroSolar, Sunwize, Sunenergy and Real Good Solar and we expect that future competition will include new entrants to the solar power market. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may have costs similar to, or lower than, our projected costs.

Some of our competitors are substantially larger than we are, have longer operating histories and have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors' greater sizes in some cases provides them with competitive advantages with respect to manufacturing costs and the ability to allocate fixed costs across a greater volume of production and purchase raw materials at lower prices. They also have far greater name recognition, an established distribution network and an installed base of customers. In addition, many of our competitors have well-established relationships with current and potential resellers, which have extensive knowledge of our target markets. As a result, our competitors will be able to devote greater resources to the research, development, promotion and sale of their products and may be able to respond more quickly to evolving industry standards and changing customer requirements than we can.

WE MAY INCUR SIGNIFICANT COSTS AS A PUBLIC COMPANY TO ENSURE COMPLIANCE WITH U.S. CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS AND WE MAY NOT BE A BLE TO ABSORB SUCH COSTS.

We may incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we may not be able to absorb these costs of being a public company, which will negatively affect our business operations.

THE LIMITED PUBLIC COMPANY EXPERIENCE OF OUR MANAGEMENT TEAM COULD ADVERSELY IMPACT OUR ABILITY TO COMPLY WITH THE REPORTING REQUIREMENTS OF U.S. SECURITIES LAWS.

Our management team has limited public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Our senior management has never had sole responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including the establishing and maintaining internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which may be necessary in the future to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a public company would be in jeopardy in which event you could lose your entire investment in our company.

I RISKS RELATED TO THE OWNERSHIP OF OUR SECURITIES AND RISKS RELATED TO THIS OFFERING.

WE MAY NEVER PAY ANY DIVIDENDS TO SHAREHOLDERS.

We have never declared or paid any cash dividends or distributions on our common stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

OUR CONTROLLING SECURITY HOLDERS MAY TAKE ACTIONS THAT CONFLICT WITH YOUR INTERESTS.

Mr. Charles O'Dowd, President and David Shorey, CFO of the Company, own collectively more than 51% of our capital stock rights. In this case, Messrs. O'Dowd and Shorey will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and they will have significant control over our management and policies. The directors elected by our controlling security holders will be able to significantly influence decisions affecting our capital structure. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other security holders to approve transactions that they may deem to be in their best interest. For example, our controlling security holders will be able to control the sale or other disposition of our operating businesses and subsidiaries to another entity.

OUR COMMON STOCK IS CONSIDERED PENNY STOCKS, WHICH MAY BE SUBJECT TO RESTRICTIONS ON MARKETABILITY, SO YOU MAY NOT BE ABLE TO SELL YOUR SHARES.

If our common stock becomes tradable in the secondary market, we will be subject to the penny stock rules adopted by the SEC that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the FINRA system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

THERE IS NO ASSURANCE OF A PUBLIC MARKET OR THAT OUR COMMON STOCK WILL EVER TRADE ON A RECOGNIZED EXCHANGE. THEREFORE, YOU MAY BE UNABLE TO LIQUIDATE YOUR INVESTMENT IN OUR STOCK.

There is no established public trading market for our common stock. Our shares have not been listed or quoted on any exchange or quotation system. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved or that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, an investor may be unable to liquidate their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report, including in the documents incorporated by reference into this report, includes some statement that are not purely historical and that are "forward-looking statements." Such forward-looking statements include, but are not limited to, statements regarding our and their management's expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties' control) or other assumptions.

USE OF PROCEEDS

The following table presents the estimated use of proceeds if the offering is successful in full completion in the next twelve months.

Offering expenses: Office opening expenses (1)	$2,500,000
Investment in leased systems (2)	1,000,000
Brokerage commissions and expenses (3)	1,300,000
Advertising, travel and promotion materials (4)	100,000
Legal and accounting expense (5) (6)	100,000
Total use of proceeds	$5,000,000

Use of proceeds footnotes:

(1) Office opening expenses are an estimated cost based on the experience that the company has had in the opening of the two previous office locations prior to this offering. Each office requires trucks and equipment, office equipment, rental space and deposits, an advertising

budget, personnel costs and working capital. It is estimated the total for each office will be approximately $250,000 and we would like to open ten offices. Each office will take approximately four months to reach cash flow. This budget is therefore $2,500,000 to accomplish our first year goals.

(2) Leased systems require an investment of approximately $15,000 net of rebates and tax credits. We anticipate that we will sell at least ten of these residential programs for each location. This investment will return at least 8% per year after acquisition. These projects will contribute an estimated $10,000 per project to the gross margin of the construction side of the business.

(3) Brokerage commissions and expenses are an estimate taken from the experience of other offerings that have been successful in the past year. Management cannot earn commissions but we expect that the majority of this offering will be sold by the US brokerage community.

(4) Advertising, travel and promotional material is an estimate of the cost of travel to the broker's offices by company personnel, wide spread promotional activities including internet, website development, brochures and printing of offering documents.

(5) Legal and accounting expense is a cost that the company has paid from working capital prior to the beginning of the offering. Most of this expense has been incurred and will only be recovered through the proceeds of the offering. This expense includes the financial statement audits that are underway but not yet completed and the cost of preparation of offering documentation and filing fees.

(6) Other miscellaneous costs will be incurred and cannot be detailed herein because they are undeterminable at this time. Such costs will be detailed in subsequent financial statements after the completion of this offering.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of our common stock has been determined arbitrarily by us and does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved.

In addition, there is no assurance that our common stock will trade at market prices in excess of the initial public offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for our stock.

DILUTION

"Dilution" represents the difference between the offering price of the shares of common stock and the net book value per share of common stock immediately after completion of the offering. "Net book value" is the amount that results from subtracting total liabilities from total assets. As of December 31, 2011 our company had a positive book value of $550,505 which represents approximately $0.03 per share. This is due in part to shares of common stock issued to our founders and other current shareholders, totaling 18,129,871 shares at par value or in the case of the December 31, 2011 issuance, a purchase price of $.40 to $.50 per share versus the current offering price of $.80 per share.

Please refer to the section entitled "Certain Transactions" for more information. Our net book value on December 31, 2011 was $550,505. Assuming all shares offered are sold, and in effect we receive the maximum estimated proceeds of this offering from shareholders our total shareholders' equity will be $5,550,505 and our net book value will be approximately $ 0.22 per share. Therefore, any investor will incur an immediate dilution of approximately $0.58 per share while our present shareholders will receive an increase of $.19 per share in the net tangible book value of the shares that they hold. This will result in a 72% dilution for purchasers of stock in this offering.

The following table illustrates the dilution to the purchaser of the common stock in this offering assuming the maximum proceeds are raised.

Offering Price Per Share	$	.80
Net tangible book value before Offering (Per Share)	$	.03
Net tangible book value after Offering (Per Share)	$	.22
Increase per share attributable to New Stockholders	$	.19
Dilution in offering price based upon new book value per share	$	.58
Dilution as percentage of purchase price		72%

PENNY STOCK CONSIDERATIONS

Our common stock will be a penny stock; therefore, trading in our securities is subject to penny stock considerations. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit their market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

PLAN OF DISTRIBUTION

We are registering 6,250,000 shares of our common stock for sale by the Company. We will receive all of the proceeds from the sale of these shares by the Company. The Company has set an offering price for these securities of $0.80 per share, with minimum number of shares to be offered per investor of $5,000 and an offering period of one year (365 days) from the date of this Offering Circular.

The Company may also sell shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating as agent in such transactions may receive a commission from the Company or, if they act as agent for the purchaser of such common stock, a commission from the purchaser. The Company will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the Company to sell a specified number of shares at a stipulated price of $.80 per share and, to the extent such broker or dealer is unable to do so acting as agent for the Company, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling security holder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices of $.80, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. We can provide no assurance that all or any of the common stock offered will be sold by the selling security holder.

If, after the date of this Offering Circular, the Company enters into an agreement to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will need to file a post-effective amendment to the registration statement of which this Offering Circular is a part. We will need to identify the broker-dealer, provide required information on the plan of distribution, and revise the disclosures in that amendment, and file the agreement as an exhibit to the Offering Statement. Also, the broker-dealer would have to seek and obtain clearance of the underwriting compensation and arrangements from the FINRA Corporate Finance Department.

We are bearing all costs relating to the registration of the common stock, which are estimated at $75,000 inclusive of our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses of which the Company has paid approximately $40,000 as of March 31, 2012. In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those only if they have been registered or qualified for sale; an exemption from such registration or if qualification requirement is available and with which ABCO, has complied.

We are paying the expenses of the offering because we seek to: (i) become a fully reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the shares on behalf of the Company may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board. In order for the company to be quoted on the OTC Bulletin Board a market maker must file an application on the Company's behalf in order to make a market for our common stock and that there is no guarantee that the company will find a market maker to file such an application, the application will be approved, or a trading market will develop or be sustained.

In addition and without limiting the foregoing, the company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Offering Statement is effective.

We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. We will at some point in the near future need to raise additional capital through private placement offerings. We believe that obtaining reporting company status under the 1934 Act and trading on the OTC Bulletin Board should increase our ability to raise these additional funds from investors.

THERE IS NO CURRENT MARKET FOR OUR SHARES

Our shares are presently listed and quoted on the OTC Markets under the symbol ENYC.OTC as of March 29, 2012 the shares were quoted at $0.001 per share. We cannot give you any assurance that the shares you purchase will ever have a market or that if a market for our shares ever develops, that you will be able to sell your shares. In addition, even if a public market for our shares develops, there is no assurance that a secondary public market will be sustained. The shares you purchase are not traded or listed on any exchange. We intend to have our common stock quoted on the OTC Bulletin Board®. However, there is no assurance that we will be successful in finding a market maker who will be successful at having our shares quoted. Further, even assuming we do locate such a market maker, it could take several months before the market maker's listing application for our shares is approved. The OTC Bulletin Board® is maintained by the National Association of Securities Dealers (the NASD, now known as the Financial Industry Regulatory Authority (FINRA)). The securities traded on the Bulletin Board are not listed or traded on the floor of an organized national or regional stock exchange. Instead, these securities transactions are conducted through a telephone and computer network connecting dealers in stocks. Over-the-counter stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

Even if our shares are quoted on the OTC Bulletin Board®, a purchaser of our shares may not be able to resell the shares. Broker-dealers may be discouraged from effecting transactions in our shares because they will be considered penny stocks and will be subject to the penny stock rules. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA brokers-dealers who make a market in a "penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market, assuming one develops.

RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2011 AND DECEMBER 31, 2010

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes. This discussion and analysis contains certain statements that are not historical facts, including, among others, those relating to our anticipated financial performance for fiscal 2012, cash requirements, and our expected operating office openings. Such statements are forward-looking and speak only as of the date on which they are made. There are risks and uncertainties including those discussed in this offering under "Risk Factors." Information included in this discussion and analysis includes commentary on company-owned offices and sales volumes. Management believes such sales information is an important measure of our performance, and is useful in assessing consumer acceptance of the ABCO Energy Business Model and the overall health of the Company. All of our financial information is reported in accordance with U. S. Generally Accepted Accounting Principles (GAAP) should not be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP and may not be comparable to financial information as defined or used by other companies.

Overview

As of December 31, 2011, we owned and operated in three locations in North America. We believe that we will grow the ABCO Energy office expansion to 10 locations in North America in the next year and hope to reach our goals of 50 operating offices within the next five years.

We believe that the solar and energy efficiency business functions better if the employees are local individuals working and selling in their own community. Our customers have indicated a preference for dealing with local firms. Our growth and success depend on several factors and trends. First, we will continue our focus on trends in company-owned. We also review the overall trend in sales as an indicator of our ability to increase the sales volume and, therefore, cash flow per location. Once a local firm is established, growth tends to come from experience quality and name recognition. This will result in larger jobs, statewide expansion and growth in revenue. We remain committed to high quality operations.

Our revenue is generated by:

- Solar systems installation to residential and commercial customers, which represented 91% of total revenue in 2011. The remaining 9% of solar installation sales was from commercial and governmental installations. Our current backlog and product sales indicators see this trend as closer to a 50/50 split in 2012.

- Residential and commercial leased systems accounted for approximately 50% of our sales during 2011. This trend is certainly going to continue in 2012 and leased systems in the industry are projected to account for nearly 90% of residential installations during 2011.

We will continue to seek funds to compete in this market condition in the future.

We generate cash from the operation of our company-owned sales and contracting locations. Our depreciation and amortization expense consists of depreciation on assets used by our company-owned contracting operations. Preopening costs are those costs associated with opening new company-owned location and will vary annually based on the number of new locations opening and under construction and the markets we enter. General and administrative expenses are related to home office and field support provided to company-owned operations.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements, which were prepared in accordance with GAAP. Critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

We believe that the following discussion represents our more critical accounting policies and estimates used in the preparation of our consolidated financial statements, although it is not all inclusive.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets.

On an on-going basis, the Company evaluates its estimates and judgments, including those related to revenue recognition, inventories, adequacy of allowances for doubtful accounts, valuation of long-lived assets, income taxes, equity-based compensation, litigation and warranties. The Company bases its estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events.

The policies discussed below are considered by management to be critical to an understanding of the Company's financial statements. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent for other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents. There are no short term cash equivalents reported in these financial statements.

Property and Equipment

Property and equipment are to be stated at cost less accumulated depreciation and amortization. Depreciation is to be recorded on the straight-line basis over the estimated useful lives of the assets, which range from three to ten years. Significant improvements and betterments are capitalized, while maintenance and repairs are charged to operations as incurred. Asset retirements and dispositions are accounted for in accordance with ASC 350 as described below.

Revenue Recognition
The Company recognizes product revenue, net of sales discounts, returns and allowances, in accordance Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") and ASC 605. These statements establish that revenue can be recognized when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the fee is fixed or determinable, and collection is considered probable.

Accounts Receivable
The Company recognizes revenue upon delivery of product to third-party distributors and customers and does not make bill-and-hold sales. Contracts spanning reporting periods are recorded on the percentage of completion method for recognition of revenue and expenses. Accounts receivable includes fully completed and partially completed projects and partially billed statements for completed work and product delivery. A large portion of accounts receivable are due from governmental agencies.

Inventory
Inventory is recorded at cost and is managed on a first in first out method.

Accounting for Long-Lived Assets
The Company accounts for long-lived assets, other than goodwill, in accordance with the provisions of Accounting Standards Codified 360. ASC No. 360 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicated that the carrying amount of an asset may not be fully recoverable. We have only one intangible which is the Goodwill acquired when the ABCO Energy and Energy Conservation technologies merged with the stock exchange agreement. This asset totaling $30,000 has not been impaired in these financial statements.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will be taxable either when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax asset and liability accounts.

The Company continues to incur tax net operating losses (NOL's), which are available to carry forward and offset future taxable income. These NOL's were generated, principally as a result of the tax losses resulting from the operations of the Company. A deferred tax asset results from the benefit of utilizing the NOL carry-forwards in future years.
Due to the current uncertainty of realizing the benefits of the tax NOL carry-forward, a valuation allowance equal to the tax benefits for the deferred taxes has been established. The full realization of the tax benefit associated with the carry-forward depends predominately upon the Company's ability to generate taxable income during future periods, which is not assured.

Fair Values of Financial Instruments
ASC 825 requires the Corporation to disclose estimated fair value for its financial instruments. Fair value estimates, methods, and assumptions are set forth as follows for the Corporation's financial instruments. The carrying amounts of cash, receivables, other current assets, payables, accrued

expenses and notes payable are reported at cost but approximate fair value because of the short maturity of those instruments.

Stock-Based Compensation
The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. We have only one stock based compensation asset that resulted in the Goodwill asset reported on the Consolidated Balance Sheet for 2012.

Intangible Assets
Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from one to fifteen years. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No material impairments of intangible assets have been identified during any of the periods presented in these statements.

Effects of Recently Issued Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R") (now contained in FASB Codification Topic 805- *Business Combinations)*. Among other changes, SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction at fair value; and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, including earn-out provisions. Effective January 1, 2009, the Company adopted SFAS No. 141I. The adoption of SFAS No. 141I has not had and is not expected to have a material impact on the results of operations and financial position.

In April 2008, the FASB issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP No. 142-3") (now contained in FASB Codification Topic 350-30, *Intangibles other than Goodwill*), which amends the factors that should be considered when developing renewal or extension assumptions used to determine the useful life of an intangible asset under Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), *Goodwill and Other Intangible Assets* , in order to improve consistency between SFAS No. 142 and the period of expected cash flows to measure the fair value of the asset under Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* , and other U.S. generally accepted accounting practices. Effective January 1, 2009, the Company adopted FSP No. 142-3. The adoption of FSP No. 142-3 has not had and is not expected to have a material impact on the results of operations and financial position.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in accordance with GAAP. With the issuance of this statement, the FASB concluded that the GAAP hierarchy should be directed toward the entity and not its auditor, and reside in the accounting literature established by the FASB as opposed to the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The Company has evaluated the new statement and has determined that it will not have a significant impact on the determination or reporting of its financial results.

We have adopted FIN 48, *Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109* ("FIN48") on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We had no unrecognized tax benefits and no accrued interest or penalties recognized as of the date of our adoption of FIN48. During the years ended December 31, 2011 and December 31, 2010 there were no changes in our unrecognized tax benefits.

Per Share Computations

Basic net earnings per share are computed using the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and the dilutive potential common shares outstanding during the period.

Reclassification

Certain reclassifications have been made to conform to prior periods' data to the current presentation. These reclassifications had no effect on reported income.

RESULTS OF OPERATIONS

Our operating results for 2011 and 2010 are expressed below with major category details and as a percentage of total revenue and expense including the components of operating costs.

ABCO Energy Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2,011		2,010	
	Amount	%	Amount	%
Revenue:				
Solar residential and commercial sales	$956,843	0.92	$450,217	1.00
Leasing fees income	78,843	0.08		
Interest Income	1,035			
Total revenues	1,036,721	1.00	450,217	1.00
Cost of Goods Sold	806,017	0.78	318,495	0.71
Gross Profit	230,704	0.22	131,722	0.29
Expense:				
Advertising and Promotion	44,681	0.04	31,378	0.07
Consulting Fees	42,890	0.05	46,240	0.15
Depreciation Expense	10,043	0.04	3,439	0.03
Insurance Expense	17,849	0.02	11,056	0.02
Interest Expense	65,096	1.46	34,065	1.09
Payroll Expenses	113,661	2.65	76,540	1.66
Professional Fees	39,731	3.96	3,625	1.05
Rent Expense	21,743	1.22	14,400	1.30
Other expenses	53,219	0.82	65,921	1.94

Total Expense	408,912	0.39	286,664	0.64
Net Loss for the period	$(178,208)	-0.17	$(154,942)	-0.34

FISCAL YEAR 2011 COMPARED TO FISCAL YEAR 2010

Sales increased by $589,505, or 230% over 2010, to $1,036,721 in 2011 from $450,217 in 2010. The Solar sales revenue increase was $506,626 because of increases in contracting sales, our first commercial contracting and our opening of our Phoenix office in October, 2011. Leasing fees and interest income represented about 8% of our 2011 sales because our subsidiary AEFC was only operational during the last quarter of the year. AEFC had no revenue in 2010.

Cost of sales increased by $$487,522, or 253%, to $806,017 in 2011 from $318,495 in 2010 due primarily to more contracts being completed in 2011. Cost of sales as a percentage of total sales decreased to 22% in 2011 from 29.0% in 2010, primarily due to lower product prices partially offset by a sales mix shift to the lower profit and competition of residential leases. Financial institutions and suppliers restrict the acquisition of product to their own supply as an offset to provision of lease financing to installers.

Administrative payroll expenses increased by $37,121, or 48%, to $113,661 in 2011 from $76,540 in 2010. Administrative payroll expense as a percentage of total sales increased by 1% to 2.65% in 2011 from 1.66% in 2010. Cost of administrative payroll expense as a percentage of total sales was primarily due to additional personnel being needed to service higher volume sales in 2011.

General and administrative expenses increased by $122,249, or 43%, to $408,913 in 2011 from $286,664 in 2010 due primarily to more contracts and sales in 2011. Operating expenses as a percentage of decreased to 39% in 2011 from 64% in 2010. The decrease in operating expenses as a percentage of was primarily due to higher volume of sales for fixed operating costs.

Interest expense increased from $34,065 in 2010 to $65,096 in 2011 primarily because of the increase in preferred shares sold. Our offering included an 8% dividend that was classified as interest expense on these financial statements. This offering was curtailed in 2011 and all dividends were accrued and paid through June 30, 2011. The Company does not expect any more of this expense in the future since all preferred share holdings have been converted to non-dividend bearing common stock.

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity and capital requirements have been for carrying cost of accounts receivable after completion of contracts. The industry habitually expects the solar contractor to wait for the utility rebate and the sale of the tax credits to the US Treasury Department or both in order to be paid for the contracts. This process can easily exceed 120 days and requires the contractor to pay all or most of the cost of the project without assistance from suppliers. Our working capital at December 31, 2011 was $462,864 and it was $194,289 at December 31, 2010. This increase of $268,575 was primarily supplied by our equity offerings since bank financing has not been available in the development stage of the Company

During fiscal 2011and 2010 net cash provided by operating activities was $(420,887) million, and $(200,796), respectively. Net cash provided by operating activities in 2011 consisted primarily of net loss from operations adjusted for non-cash expenses and an increase in accounts payable and accrued expenses. The increase in accounts payable was primarily due to an increase in the number of contracts that were not yet paid to leasing suppliers for equipment they had not yet paid to ABCO for installations. These funds were primarily due from utilities and the US Treasury Department.

Net cash used in investing activities for 2011and 2010 was $29,282 in 2011 due to acquisitions of equipment and long term leases. In addition, a non cash investment was incurred for Goodwill associated with the stock exchange agreement with Energy Conservation Technologies, Inc. In 2010 the investing activities was $41,868 and consisted of acquisitions of equipment and investment in the formation of operating subsidiaries, primarily AEFC.

Net cash provided by financing activities for 2011 was $495,995 and for 2010 the amount was $386,722... Net cash provided by financing activities for 2011 resulted primarily from the issuance of common stock and the activities for 2010 resulted for the sale of preferred shares.

ABCO Energy has very little contracted lease obligations or long term debt. At December 31, 2011 and 2010 the company owed Officers and Directors $20,000 and $15,157 respectively on demand notes. The 2010 note has been paid and the 2011 note was reduced in 2012.

We believe the cash flows from our operating activities and our balance of cash and marketable securities will be sufficient to fund our operations and expansion commitments and meet our obligations in the foreseeable future. Our burn rate is approximately $10,000 per month based on 2011 sales and expenses and we have nearly 48 months of working capital reserves as of December 31, 2011. Our working capital is adequately liquid so that we can adjust our growth to the availability of capital in a short period due to low fixed obligations. The following table indicates the calculation of the working capital position at the end of each year presented.

Description	2011	2010
Current assets	$729,989	$284,354
Current liabilities	267,152	90,065
Working capital position – Assets minus liabilities	$462,837	$194,289

We are paying the expenses of the offering because we seek to (i) become a reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We believe that the registration of the resale of shares on behalf of our existing security holders may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board.\

ABCO ENERGY, INC.
STATEMENTS OF C ASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES			
Net cash provided by (used in) operating activities	$(420,887		$(200,796)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash used in investing activities	(59,282)		(41,868)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net cash provided by financing activities	495,995		386,722
NET CHANGE IN CASH	15,826		143,878
CASH AT BEGINNING OF YEAR	153,309		9,431
CASH AT END OF YEAR	$169,135		$153,309

Since our inception on August 8, 2008, we have incurred a loss of ($333,150). Our cash and cash equivalent balances were $169,135 for the period ended December 31, 2011. At December 31, 2011 we had an accumulated deficit of ($333,212). Total current liabilities were $267,152.

Although Mr. O'Dowd may be willing to make some personal additional financial commitments, the total additional amount that he is willing to invest has not yet been determined.

We plan to satisfy our future cash requirements – primarily the working capital required for the marketing of our services and to offset legal and accounting fees – by additional financing. This will likely be in the form of future debt or equity financing.

Based on our current operating plan, we have sufficient working capital to last approximately four years if we do not expand our business. We will not however, be able to reach our goals and projections without cash infusion. We expect that our revenue will increase at a steady pace and that this volume of business will result in profitable operations in the near future. The infusion of capital will accelerate our growth and profitability. As of December 31, 2011 we have working capital of $462,837. Our equity of the company was $550,505. Our loss from operations for 2011 was $113,112.

We anticipate raising the capital necessary to fund our business through a subsequent offering of equity securities. Additional financing, whether through public or private equity or debt financing, arrangements with security holder or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us.

We estimate that our "burn rate" from operations is approximately $10,000 per month. Our interest charges are now a thing of the past and we have very little interest bearing debt. We have been able to raise sufficient capital through the sale of our common shares and we have paid off all debt other than creditors due in the normal course of business. Since December 31, 2011 we have continued to raise funds through the sale of common shares and feel that our capital requirements will be completed. We will use these funds for fees and expenses related to this offering and to sustain our business over the next year. Although Mr. O'Dowd may be willing to make some personal additional financial commitments, the total additional amount that he is willing to invest has not yet been determined.

If we are unsuccessful in raising the additional proceeds through future equity financing we will then have to seek additional funds through debt financing, which would be highly difficult for a new operating company to secure. Therefore, we are highly dependent upon the future equity financing and/or support from our existing shareholders. At such time that debt financing is available and these funds are required, management would evaluate the terms of such debt financing and determine whether the business could sustain operations and growth and manage the debt load. If we cannot raise additional proceeds via future debt or equity financing we would be required to cease business operations. As a result, investors in our common stock would lose all of their investment.

Our ability to maintain sufficient liquidity is dependent on our ability to raise additional capital. If we issue additional equity securities to raise funds, the ownership percentage of our existing security holders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected and we could be forced to cease operations.

INFLATION

The rate of inflation has had little impact on the Company's results of operations and is not expected to have a significant impact on the continuing operations. However, inflation will have a significant impact on electricity costs in the USA and this will increase demand for our products and services.

PLAN OF OPERATION

We will receive all the proceeds from the sale of shares under this Offering Circular. Our capital requirements for the next twelve months will continue to be significant. Based on our current operating plan, we expect to generate revenue that is sufficient to cover our expenses for the next twelve months. In addition, we have sufficient cash and cash equivalents to execute our operations and will need to obtain additional financing to expand our business for the next twelve months. ABCO will continue to sell and install Solar Photovoltaic and Solar Thermal products to the public.

We are bearing all costs relating to the registration of the common stock, which are estimated at approximately $75,000. The selling security holder, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

ORGANIZATION WITHIN LAST FIVE YEARS

ABCO was formerly known as "Energy Conservation Technologies, Inc." and became a publicly traded company through a registration and filings for organization in July, 2004. The company was founded to capitalize on lighting technologies to lower the energy cost through replacement of conventional lighting systems. On July 15, 2011 the company agreed to a stock exchange agreement by ABCO Energy, Inc., a Nevada private company. They then ceased operations in Boulder, Colorado, sold their technologies to a related entity and relinquished control to the Board of Directors of ABCO Energy, Inc. (ABCO). ABCO maintains and controls the remaining inventory of the spun off entity.

The details of the reverse acquisition are summarized later in this Offering Statement. ABCO changed the name of the public company on October 31, 2011 to ABCO Energy, Inc.

BUSINESS FACILITIES

ABCO Energy, Inc. is located at 1000 East Fort Lowell Road, Tucson Arizona 85719 and maintains a rented ware house and office facility in Phoenix and Williams Arizona. The company works from an office warehouse complex in Newark New Jersey with our joint venture partner.

OVERALL STRATEGIC DIRECTION

The Company plans to establish its reputation in the Photo Voltaic (PV) solar systems industry, thereby attracting new clients and building out its network of operations. It is the company plan to establish company owned locations in major cities in the USA in order to establish a national base that can be called upon for large product construction. A large sales base of residential and small commercial will add up to a qualifying volume of business to put us in line for very large projects. By growing locally in each community, we will meet the local demand that a remote office will not be privy to. Our expansion is planned in the sunbelt states and the progressive Northern states where alternative energy is popular.

DESCRIPTION OF PRODUCTS

ABCO sells and installs Solar Photovoltaic and Solar Thermal products purchased from both US and offshore manufactures. We have supply arrangements with a number of solar product suppliers for packaged systems and engineering services. We now have suppliers of US manufactured solar panels from SunPower, Solon, Global Solar, Mage and Westinghouse Solar, German panels from Schuco and Chinese panels from Jinko, Ying LI and RiTech. In addition, we purchase from a number of local and regional distributors whose products are readily available and selected for markets and price.

ABCO has Arizona statewide approval as a registered solar products installer, ROC 258378, and we are fully licensed to offer commercial and residential electrical services. Other states in which we open operations will grant us reciprocity for our electric and solar installer licensing nationwide.

COMPETITION

The solar power market itself is intensely competitive and rapidly evolving. Our competitors have established market positions more prominent than ours, and if we fail to attract and retain customers and establish a successful distribution network, we may be unable to achieve sales and market share. There are a number of major multi-national corporations that produce solar power products, including, Suntech, Sunpower, FirstSolar, BP Solar, Kyocera, Sharp, GE, Mitsubishi, Solar World AG and Sanyo. Also established integrators are growing and consolidating, including goSolar, SUnwize, Sunenergy and Real Goods Solar and we expect that future competition will include new entrants to the solar power market. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may have costs similar to, or lower than, our projected costs.

COMPETITIVE ADVANTAGES

The Company believes that its key competitive advantages are:

1. The ability to make decisions and use management's many years of business experience to make the right decisions.
2. Location in the highest rated solar market in the USA.
3. Experience with National expansion programs by management.
4. Experience with management of employee operated facilities from a central management

office.

5. Experience with multi-media promotional program for name recognition and product awareness.
6. Alternative energy is a fast growing and popular industry that relates well to customers and current or future shareholders that recognize the market, products and business focus.

ADVANTAGES OF COMPETITORS OVER US

The Company believes the following are advantages of Competitors over us.

1. Larger competitors have more capital.
2. Larger companies have more experience in the market.
3. Larger companies will continue to get the larger contracts.
4. We have the same products but must pay more because of volume. This is a price consideration in bidding competition

CURRENT BUSINESS FOCUS

We believe that we have developed very good promotional material and advertising products. We have developed the key messages and promotional pieces that are relevant to our business and inexpensive to produce. Fortunately, a large portion of our promotion is able to be done via the internet where we rank high on the local inquiry counters. We have built a very informative and interactive web site that will allow people to assess their requirements, and partially build and price a system, much like the automobile dealers utilize. Additional promotion will increase when we have secured outside financing or increased sales through direct sales efforts. Try our website at www.abcosolar.com. We have established a direct sales force to call on major Government agencies including State, Local and Federal resources. This allows us to quote with our specifications on RFP's and RFQ's that are issued by the GSA and other agencies.

ABCO will not manufacture its solar products. We will continue to be a sales and installation contractor with plans to enter the markets of major US and international cities. We will sell and use commercial off the shelf components. Initially this will include the solar panels and LED lighting products purchased to our specification. A strong alliance with a well respected distributor will be the most conservative decision for the company at this time.

CUSTOMER BASE

The direct competitors of ABCO have been in business for a substantial period of time and have developed over time a defined customer base. Referrals are important in any market and time in business makes the customer base grow.

FINANCIAL RESOURCES

The Company believes that many of its competitors have significantly greater financial and other resources than we do and are therefore, in certain respects, in a better position to provide advertising services as well as promote their services. However, ABCO has adequate working capital to continue as a going concern and will operate its business within the boundaries of its capital.

EXPERIENCED MANAGEMENT

The Company believes that it has experienced management. ABCO' principal, Charles O'Dowd, has broad experience in the sales and installation of solar products. David Shorey is a CPA with many years of varying business experience, public company management experience and multi location management expertise. The company believes that the knowledge, relationships, reputation and successful track record of its management will help it to build and maintain its client base.

RESEARCH AND DEVELOPMENT
The Company is not currently conducting any research and development activities. However if research and development is required in the future, we intend to rely on third party service providers.

EMPLOYEES
The Company presently has 13 employees and plans to employ individuals on an as needed basis. The company anticipates that it will need to hire additional employees as the business grows. In addition, the Company may expand the size of our Board of Directors in the future. Presently Mr. O'Dowd will devote 40 hours a week to the affairs of the Company.

PROPERTY DESCRIPTION

ABCO Energy, Inc. leases office space located at 1000 East Fort Lowell Road, Tucson, Arizona 85719. The lease is for 1 year, ending April 1, 2013 at a monthly rate of $1,645. The Company also leases space in Phoenix at the rate of $565 per month with the lease ending on October 1, 2011. The Company does not own any real property.

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name and age of officers and director as of March 31, 2012. Our Executive officers are elected annually by our board of directors. Our executive officers hold their offices until they resign, are removed by the Board, or his successor is elected and qualified.

The company's Chief Executive Officer, President, and Director Mr. O'Dowd and David Shorey, CFO, Secretary and Director, are "Promoters" within the meaning of Rule 405 of Regulation C.

Officer's Name	Directors Name	Age	Officer's Position	Appointment date
Charles O'Dowd	Charles O'Dowd	63	CEO, President	July 1, 2011
David Shorey	David Shorey	67	CFO, Secretary	July 1, 2011
Wayne Marx	Wayne Marx	62	Director	July 1, 2011

The Board of Directors consists of these individuals, Charles O'Dowd, President and Director, David Shorey, CFO, Secretary and Director and our Independent Board of Directors member Mr. Wayne Marx.

Biographies of the Executive Officers and Members of the Board of Directors are set forth below:

Charles O'Dowd, President, Director

Mr. O'Dowd has spent the past 40 years in a marketing and sales career in real estate, business brokerage and as past VP of the Southern Arizona Small Business Association. He is well known in the business community throughout Arizona. From 1975 to 2003, Mr. O'Dowd worked in the real estate industry as a Broker (residential & commercial), Loan Originator, Sales Manager of a 100 person real estate office, Project Manager (6700 N. Oracle) and Land Developer. He is a Graduate of the University of Arizona (BS, Political Science) and served as a City of Tucson Police Officer. He has previously worked for The Colorado College, Tucson Airport Authority Police, and Arizona

Air National Guard. He has vast personal contacts in our market area and is director of sales and marketing for our company.

David L Shorey, CFO, Director

Mr. Shorey, a Certified Public Accountant, has an extensive experience with financial positions with public and private companies that spans 40 years. He has occupied executive positions with public companies since 1985 and has served as Chief Executive Officer and Chief Financial Officer for a combined 20 years in five different public companies. During the ten year period ending in 1993 Mr. Shorey was engaged as an auditor of public entities with full peer review credentials. Mr. Shorey resides in Tucson, Arizona.

Mr. Shorey has manufactured for and consulted with solar and wind generation companies for the past ten years and is familiar with all administrative and management aspects of the operating companies.

Wayne Marx, Member of the Board of Directors.

Mr. Marx was the founder and owner of "Precision Outdoor Power", power equipment retail and service provider in Tucson and Williams, Arizona. Wayne has more than 40 years of business experience and has been a provider of equipment to residential commercial and government users throughout his business career. He presently brings a representation to our company for fire and emergency service organizations that he presently serves and has worked with for many years.

The Directors will hold office until the next annual meeting of the security holders following their election and until their successors have been elected and qualified. The Board of Directors appoints Officers. Officers hold office until the next annual meeting of our Board of Directors following their appointment and until successors have been appointed and qualified.

AUDIT COMMITTEE

The Audit Committee for the Company currently consists of the three members of the Board which acts in such capacity for the immediate future due to the limited size of the Board. The Company intends to increase the size of its Board in the future, at which time it may appoint an separate Audit Committee.

The Audit Committee will be empowered to make such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board of Directors (the "Board") the results of its examinations and recommendations derived there from, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

COMPENSATION COMMITTEE

The Company does not presently have a Compensation Committee and the Board acts in such capacity for the immediate future due to the limited size of the Board. The Company intends to increase the size of its Board in the future, at which time it may appoint a Compensation Committee.

The Compensation Committee will be authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation, and bonus compensation to all employees.

NOMINATING COMMITTEE

The Company does not have a Nominating Committee and the full Board acts in such capacity.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that to date, all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of our securities by (i) each person who is known by us to own beneficially more than ten percent (10%) of the outstanding shares of each class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group. We believe that each individual or entity named has sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted.

Name	Title of class	Amount owned before and after the offering		Percentage of class	
		Before	After	Before	After
Total shares	Common	19,349,686	25,599,686	100%	100%
Charles O'Dowd	Common	4,000,000	4,000,000	20.7	15.6
SSI Development - David Shorey	Common	6,000,000	6,000,000	31.0	23.4

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth all the remuneration paid to the three highest paid persons who are our Director and Officers for the fiscal year ended December 31, 2011:

Name of individual or identity of group	Capacities in which remuneration was received	(1) Aggregate remuneration	(2) Consulting and Other Compensation
Charles O'Dowd	President	$45,000	$5,000

SSI Development - Shorey	CFO Consulting	$0.00	$28,344

(1) Received as a portion of annual salary of $48,000 per year
(2) Received pursuant to an oral consulting arrangement which provides that he will render such services at the direction of the Board of Directors up to $48,000 per year.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

At present, we do not have employment agreements with any of our Executive officers.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective July 1, 2011, the Company entered into share exchange agreement with Energy Conservation Technologies, Inc., a Nevada corporation ("ENYC") traded over the counter under the symbol ENYC.OTC. As a result of the exchange agreement, the shares of common and preferred stock of ENYC, outstanding at July 1, 2011, will be restated in a one for twenty three (1 for 23) reverse division and new shares issued to the shareholders of ENYC for approximately 9% of the resulting shareholdings pre-acquisition or the common shares totaling 1,375.730 shares. An additional 120,000 shares were issued to consultants who were instrumental in the completion of the transaction. The total resulting shares of the acquisition is 1,495,730 shares. An additional 13,957,788 shares of ENYC restricted common stock were exchanged for 100% of the outstanding shares of the old ABCO.

DESCRIPTION OF SECURITIES TO BE REGISTERED
Capital Stock

We are authorized to issue an aggregate number of 497,113,296 shares of common capital stock, $0.001 par value per share.

The Corporation is authorized to issue more than one class or series of stock, and the Board of Directors of the corporation, in accordance with Section 78.195 of the General Corporation Law of the State of Nevada, is vested with authority to prescribe the name, price, classes, series, and the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions, and relative rights of each class series of stock . This corporation shall have one or more classes or series of stock that together (a) have voting rights and (b) are entitled to receive the net assets of the corporation upon dissolution. All shares of stock shall be fully paid and non-assessable.

As of December 31, 2011, there are 18,129,871shares issued and outstanding at a par value of $0.001 per share. At March 31, 2012 there are 19,349,686 outstanding common shares.

Each share of common stock shall have one (1) vote per share for all purposes. The holders of a majority of the shares entitled to vote, present in person or represented by proxy shall constitute a quorum at all meetings of our shareholders. Our capital stock does not provide a preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our capital stock holders are not entitled to cumulative voting for election of the board of directors.

Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore as well as any distributions to the security holder. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of capital stock are entitled to share ratably in all of our assets remaining after payment of liabilities. Holders of capital stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the capital stock.

Preferred Stock

We are authorized to issue up to 2,886,704 shares of preferred stock. The preferred stock may be divided into any number of series as our directors may determine from time to time. Our directors are authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly issued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. As of the date of this filing, we do not have any preferred shares issued and outstanding.

Dividends

We have not paid any cash dividends to our common stock shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Warrants

There are no outstanding warrants to purchase our securities.

Options

There are no outstanding stock options to purchase our securities.

LEGAL MATTERS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

EXPERTS

The financial statements included in this Offering Circular and the registration statement has not been audited.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Offering Circular as having prepared or certified any part of this Offering Circular or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the Issuer or any of its parents or subsidiaries. Nor was any such person connected with the Issuer or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

AVAILABLE INFORMATION

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission an offering statement on Form A-1 under the Securities Act with respect to the shares offered hereby. This Offering Circular does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and us you should review the registration statement and the exhibits and schedules thereto.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, in our files in the Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 100 F Street, N.E., Room 1580 Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

REPORTS TO SECURITY HOLDERS

As a result of filing this offering statement, we are subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our security holder with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter.

PART F/S FINANCIAL STATEMENTS

ABCO ENERGY, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2011 AND 2010

(UNAUDITED)

TABLE OF CONTENTS

CERTIFICATION OF FINANCIAL STATEMENTS

I, Charles O'Dowd, President of ABCO Energy, Inc. certify that:

I have reviewed the accompanying Consolidated Balance Sheet of ABCO Energy, Inc. ("Company") (Formerly "Energy Conservation Technologies, Inc.") and the related Consolidated Statements of Operations, Consolidated Statement of Stockholders' Equity, Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010. All information included in these financial statements is the presentation of the Company. These statements were prepared in conformity with generally accepted accounting principles in the United States of America. No outside accountant's audit, review, or compilation was performed on these financial statements.

Based on my knowledge, these financial statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these reports.

Based on my knowledge, the financial statements, and other financial information included in these financial statements, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in these reports.

I am responsible for establishing and maintaining disclosure controls and procedures for the issuer.

Date: March 15, 2012

/S/ Charles O' Dowd

Charles O'Dowd, President

ABCO ENERGY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND DECEMBER 31, 2010

ASSETS	Dec. 31, 2011	Dec. 31, 2010
Current Assets		
Cash in bank	$ 169,135	$ 153,309
Accounts receivable – net of reserve of $0.00 – Note 2	444,955	122,870
Inventory – Note 3	113,887	5,565
Other current assets	2,012	2,610
Total Current Assets	729,989	284,354
Fixed Assets – Note 6		
Vehicles, office furniture & equipment - net of accumulated depreciation	28,639	15,248
Other Assets		
Investment in long term leases –Note 4	23,729	18,039
Investment in intangibles –Notes 2 & 3	30,000	-
Security deposits	5,300	4,190
Total Other Assets	59,029	22,229
Total Assets	$ 817,657	$ 322,783
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$ 247,152	$ 74,908
Note payable – officer – Note 7	20,000	15,157
Total Current Liabilities	267,152	90,065
Total Liabilities	267,152	90,065
Stockholders' Equity: - Note 8		
Preferred Stock, 2,886,704 shares authorized Series A $0.001 par value; convertible, 0 outstanding at December 31, 2011 and 244,667 shares issued and outstanding at December 31, 2010	$ -	$ 2,447
Preferred Stock - Additional paid in capital in excess of par - net of expenses 0 balance at December 31, 2011and this balance at December 31, 2010	-	325,275
Common stock, 497,113,296 shares authorized, $0.001 par value, 18,129,871 outstanding at December 31, 2011and 11,000,000 issued & outstanding at December 31, 2010	18,130	10,200
Additional paid in capital in excess of par value	865,587	49,800
Accumulated deficit	(333,212)	(155,004)
Total Stockholders' Equity	550,505	232,718
Total Liabilities and Stockholders' Equity	$ 817,657	$ 322,783

See accompanying notes to the financial statements.

ABCO ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011
AND DECEMBER 31, 2010

	For The Year Ended Dec.. 31, 2011	For The Year Ended Dec. 31, 2010
Revenues	$ 1,078,038	$ 450,217
Cost of Sales	806,017	318,495
Gross Profit	272,021	131,722
Operating Expenses:		
Selling, General & Administrative	385,133	252,600
Income (loss) from operations	(113,112)	(120,878)
Other income (expense)		
Interest expense – Note 9	(65,096)	(34,064)
Income or (loss) before provision for income taxes	(178,208)	(154,942)
Provision for income tax	-	-
Net (loss)	$ (178,208)	$ (154,942)
Net (loss) per share (Basic and fully diluted)	$ (0.01)	$ (0.01)
Weighted average number of common shares used in the calculation	13,521,895	10,200,000

See accompanying notes to the financial statements.

ABCO ENERGY, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD BEGINNING DECEMBER 31, 2009 UNTIL THE YEAR ENDED DECEMBER 31, 2011

	Common Stock		Addt'l Paid in	Preferred Stock			Total Stock- Holders'
	Shares	Amount $0.001Par	Capital	Series A Shares	Amount	Accumu- lated Deficit	Equity
Balances at December 31, 2009	10,000,000	$ 1,000		-	-	$ (62)	$ 938
Common shares change in par value		9,000					9,000
Common shares sold during year	1,000,000	1,000	49,000				50,000
Preferred shares sold during 2010 – net of expenses				244,667	327,722	-	327,722
Net (loss) for the Year	-	-	-	-	-	(154,942)	(154,942)
Balances at December 31, 2010	11,000,000	$ 11,000	$ 49,000	244,667	$327,722	$(155,004)	$232,718
Preferred shares sold during 2011				15,059	75,295		75,295
Preferred shares converted to common shares at July 1, 2011	2,957,708	2,958	400,059	(259,726)	(403,017)		
Shares issued for acquisition of ENYC July 1, 2011	1,495,730	1,496	120,752				122,248
Common shares issued under private placement offering	2,676,433	2,676	295,776				298,452
Net (loss) for the year ended December 31, 2011	-	-	-	-	-	(178,208)	(178,208)
Balance at December 31, 2011	18,129,871	$18,130	$865,587	0	$ 0	$(333,212)	$550,505

See accompanying notes to the financial statements.

ABCO ENERGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND DECEMBER 31, 2010

	For The year Ended Dec. 31, 2011	For The Year Ended Dec. 31, 2010
Cash Flows From Operating Activities:		
Net (loss)	$ (178,208)	$ (154,942)
Add back non-cash items - depreciation	10,043	3,439
	(168,165)	(151,503)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities		
Accounts receivable (increase) decrease	(322,085)	(121,360)
Inventory (increase) decrease	(108,322)	(5,565)
Other current assets (increase) decrease	599	(2,610)
Accounts payable and accrued expenses - incr. (decrease)	177,086	80,062
Net cash provided (used for) operating activities	(420,887)	(200,976)
Cash Flows From Investing Activities:		
Purchase of vehicles, furniture & equipment	(23,434)	(18,687)
Investment in long term leases	(23,729)	
Investment in subsidiaries – (increase) decrease	18,991	(18,991)
Investment in goodwill	(30,000)	
Security deposits	(1,110)	(4,190)
Net cash provided by (used for) investing activities	(59,282)	(41,868)
Cash Flows From Financing Activities:		
Proceeds from sale of common stock	495,995	59,000
Proceeds from sale of preferred shares net of expense of offering	-	327,722
Net cash provided by (used for) financing activity	495,995	386,722
Net Increase (Decrease) in cash	15,826	143,878
Cash At The Beginning Of The Period	153,309	9,431
Cash At The End Of The Period	$ 169,135	$ 153,309

See accompanying notes to the financial statements.

Schedule of Non-Cash Investing and Financing Activities - Supplemental Disclosure

	2011	2010
Cash paid for interest	$ 65,096	$ 34,064
Shares issued for inventory ENYC	92,248	
Shares issue for intangibles – share exchange ENYC	30,000	
Cash paid for income taxes	-	-
Non cash expense for officers shares issued at par	$ -	$ 10,000

See accompanying notes to the financial statements.

Description of Business

Note 1 Overview and Description of the Company

ABCO Energy, Inc. (the "Company" or "ABCO Energy") formerly Energy Conservation Technologies, Inc. (ENYC) is an installation contractor for alternative energy products that are used in the replacement of fossil fuel energy generation. ABCO Energy, is a Nevada corporation, doing business as "ABCO Solar" which maintains offices located in Tucson, Arizona. Our financing and leasing company is a wholly owned subsidiary named "Alternative Energy Finance Corporation" (AEFC) also a Nevada corporation. ABCO Energy, our holding company, is a Nevada Corporation that holds 100% of the outstanding common shares of ABCO Solar, Inc. and AEFC. ABCO Energy formerly traded on the pink sheets as ENYC-OTC. These financial statements consist of the consolidated financial positions and results of operations of both the parent and the subsidiary companies as follows:

ABCO Energy, Inc (A Nevada Corporation – Parent) Formerly ENYC
ABCO Solar, Inc – (an Arizona Corporation) 100% wholly owned subsidiary
Alternative Energy Finance Corporation – (A Nevada Corporation) 100% wholly owned subsidiary

The Company's initial business focus is on providing:

- Sales and installation of solar photovoltaic power generation systems and solar thermal hot water systems for residential, commercial/industrial and governmental power consumers.
- We offer developmental and financial services for large scale solar and other alternative energy installations whose primary market is the Power Purchase Agreement financial arrangements and direct sale to utilities in the USA.
- We offer solar powered lighting for buildings, walkways, parking and roadway lighting including LED lighting and power saving products for established business, residential and governmental operations.
- We offer alternative energy financing options including leasing to our customers and those of other alternative energy companies.

ABCO sells and installs Solar Photovoltaic and Solar Thermal products that are purchased from both USA and offshore manufacturers. We utilize suppliers of US manufactured solar products from Sunpower, Mage, Siliken Solar, Westinghouse Solar, Schuco and various Chinese suppliers. In addition, we purchase from a number of local and regional distributors whose products are readily available and selected for markets and price.

ABCO has solar leasing and long term financing programs from Sunpower, Suncap and AEFC that are offered to ABCO customers and other marketing and installation organizations.

We are operating in Tucson, Arizona, Phoenix, Arizona, Williams, Arizona and Newark, New Jersey. We operate all of our locations as company owned businesses. Tucson is our warehousing and training facility for all other company operations.

Note 2 Summary of significant accounting policies

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets.

On an on-going basis, the Company evaluates its estimates and judgments, including those related to revenue recognition, inventories, adequacy of allowances for doubtful accounts, valuation of long-lived assets, income taxes, equity-based compensation, litigation and warranties. The Company bases its estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events.

The policies discussed below are considered by management to be critical to an understanding of the Company's financial statements. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent for other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents. There are no short term cash equivalents reported in these financial statements.

Property and Equipment

Property and equipment are to be stated at cost less accumulated depreciation and amortization. Depreciation is to be recorded on the straight-line basis over the estimated useful lives of the assets, which range from three to ten years. Significant improvements and betterments are capitalized, while maintenance and repairs are charged to operations as incurred. Asset retirements and dispositions are accounted for in accordance with ASC 350 as described below.

Revenue Recognition

The Company recognizes product revenue, net of sales discounts, returns and allowances, in accordance Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") and ASC 605. These statements establish that revenue can be recognized when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the fee is fixed or determinable, and collection is considered probable.

Accounts Receivable

The Company recognizes revenue upon delivery of product to third-party distributors and customers and does not make bill-and-hold sales. Contracts spanning reporting periods are recorded on the percentage of completion method for recognition of revenue and expenses. Accounts receivable includes fully completed and partially completed projects and partially billed statements for completed work and product delivery. A large portion of accounts receivable are due from governmental agencies.

Inventory

Inventory is recorded at cost and is managed on a first in first out method.

Accounting for Long-Lived Assets

The Company accounts for long-lived assets, other than goodwill, in accordance with the provisions of Accounting Standards Codified 360. ASC No. 360 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicated that the carrying amount of an asset may not be fully recoverable.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will be taxable either when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax asset and liability accounts.

The Company continues to incur tax net operating losses (NOL's), which are available to carry forward and offset future taxable income. These NOL's were generated, principally as a result of the tax losses resulting from the operations of the Company. A deferred tax asset results from the benefit of utilizing the NOL carry-forwards in future years.

Due to the current uncertainty of realizing the benefits of the tax NOL carry-forward, a valuation allowance equal to the tax benefits for the deferred taxes has been established. The full realization of the tax benefit associated with the carry-forward depends predominately upon the Company's ability to generate taxable income during future periods, which is not assured.

Fair Values of Financial Instruments

ASC 825 requires the Corporation to disclose estimated fair value for its financial instruments. Fair value estimates, methods, and assumptions are set forth as follows for the Corporation's financial instruments. The carrying amounts of cash, receivables, other current assets, payables, accrued expenses and notes payable are reported at cost but approximate fair value because of the short maturity of those instruments.

Stock-Based Compensation

The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable.

Intangible Assets

Intangible assets are amortized using the straight-line method over their estimated period of benefit, ranging from one to fifteen years. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of our intangible assets are subject to amortization. No material impairments of intangible assets have been identified during any of the periods presented in these statements.

Effects of Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R") (now contained in FASB Codification Topic 805- *Business Combinations)*. Among other changes, SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction at fair value; and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, including earn-out provisions. Effective January 1, 2009, the Company adopted SFAS No. 141(R). The adoption of SFAS No. 141(R) has not had and is not expected to have a material impact on the results of operations and financial position.

In April 2008, the FASB issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP No. 142-3") (now contained in FASB Codification Topic 350-30, *Intangibles other than Goodwill*), which amends the factors that should be considered when developing renewal or extension assumptions used to determine the useful life of an intangible asset under Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), *Goodwill and Other Intangible Assets* , in order to improve consistency between SFAS No. 142 and the period of expected cash flows to measure the fair value of the asset under Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* , and other U.S. generally accepted accounting practices. Effective January 1, 2009, the Company adopted FSP

No. 142-3. The adoption of FSP No. 142-3 has not had and is not expected to have a material impact on the results of operations and financial position.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in accordance with GAAP. With the issuance of this statement, the FASB concluded that the GAAP hierarchy should be directed toward the entity and not its auditor, and reside in the accounting literature established by the FASB as opposed to the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The Company has evaluated the new statement and has determined that it will not have a significant impact on the determination or reporting of its financial results.

We have adopted FIN 48, *Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109* ("FIN48") on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in tax positions by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We had no unrecognized tax benefits and no accrued interest or penalties recognized as of the date of our adoption of FIN48. During the years ended December 31, 2011 and December 31, 2010 there were no changes in our unrecognized tax benefits.

Per Share Computations
Basic net earnings per share are computed using the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and the dilutive potential common shares outstanding during the period.

Reclassification
Certain reclassifications have been made to conform to prior periods' data to the current presentation. These reclassifications had no effect on reported income.

Note 3 Share Exchange Agreement between ABCO Energy, Inc. and Energy Conservation Technologies, Inc. (ENYC)

On July 1, 2011 ENCY consummated a share exchange agreement with the Company whereby ENYC exchanged 1,495,730 Shares of its common stock for 100 % of the common shares of the Company. In connection with the exchange, the shares of ENYC outstanding at July 1, 2011 were restated in a one for twenty three (1 for 23) reverse division to approximately 9% of the resulting shareholdings. The reverse division resulted in a halt to trading for a short period. The share exchange agreement resulted in the issuance of the following shares:

Issued to	Issued for	Number of shares
Management of ENYC	Inventory – subject to escrow agreement	600,000
To be issued to management and insiders	Shares exchanged	112,849
To be issued to ENYC preferred shareholder	Preferred share conversion	124,254
To be issued to non management ENYC shareholders	Common shares exchanged	538,627
Consulting services	Consulting services	120,000
Total shares to be issued	Exchanged shares total	1,495,730

The agreement called for 600,000 restricted shares to be held in escrow for the inventory of ENYC totaling $92,248. The controlling shareholders of pre-exchange ENYC are required to purchase the inventory for cash in order to acquire these escrowed shares. An additional 120,000 shares were issued to consultants who were instrumental in the completion of the transaction. This service payment has been recorded as Goodwill in the amount of $30,000. The total resulting shares of the exchange is 1,495,730 shares.

Shortly after the effective date of the agreement, the name of ENYC was changed to ABCO Energy, Inc. and this exchange agreement created a complete change of control, a full resignation of all prior Directors and the election of a new Board of Directors on the effective date of July 1, 2011.

Note 4 Consolidation Assets

The following table shows the consolidation details of the assets of the parent and its subsidiaries at December 31, 2011. The effective date of the share exchange agreement was July 1, 2011.

Description	ABCO Solar	AEFC	ABCO Energy (ENYC)	Total
Cash	$ 125,188	$ 43,947	$ -	$ 169,135
Accounts receivable	294,945	150,010		444,955
Inventory	21,639		92,248	113,887
Other current assets	2,012			2,012
Fixed assets	28,639			28,639
Other assets	5,301	23,728	30,000	59,029
Total assets	$ 477,724	$ 217,685	$ 122,248	$ 817,657

Note 5 Alternative Energy Finance Corporation (AEFC)

AEFC, a Nevada Corporation, is a wholly owned subsidiary of ABCO Energy, Inc. AEFC owns all of the photovoltaic systems it finances with leases and owned $443,270 total market value leases at cost at December 31, 2011. These assets are not recorded at fair market value because of offsetting rebates and grants were required to pay for the construction by others. The accounts receivable for all of the above accounts are due from the US Treasury department for section 1603 grants, from the electric utilities for incentives and from the customers. AEFC had $4,048 in total assets at December 31, 2010 consisting of cash in bank and had a net operating loss of $952 for the year ended December 31, 2010. AEFC is consolidated with ABCO in these 2011 and 2010 financial statements.

AEFC is a fully licensed and government registered leasing and financing organization that specializes in alternative energy assets and plans to operate throughout the USA and the global economy.

Note 6 Property and equipment

The Company has acquired all of its office and field work equipment with cash payments and do not owe any liens or mortgages. These assets consist of vehicles, office furniture, tools and various equipment items. The total cost at December 31, 2011 was $42,121 and accumulated depreciation totaled $13,482.

Note 7 Note Payable Officer

Officer's loans are demand notes and consist of a note of $20,000 as of December 31, 2011 and a note of $15,157 at December 31, 2010. These notes provide for interest at 12% per annum and are unsecured.

Note 8 Shareholders' Equity

ENYC was formed on July 29, 2004 and its subsidiary ABCO Solar was incorporated on August 8, 2008 and capitalized for the sum of $10,000. Founder's shares totaling 10,000,000 restricted common shares were issued to the officers and directors for organizational efforts and the sum of $10,000 charge to compensation. On December 31, 2010, a Director converted a promissory note in the amount of $50,000 into 1,000,000 shares of common stock. These transactions resulted in total common stock equity of $60,000.

The company adopted a par value of $0.001 per share of common stock when the Board of Directors voted to form the Nevada Corporation on August 1, 2010. All assets and ownership shares of ABCO Solar, Inc. an Arizona Corporation were transferred to the Nevada Corporation by shareholder vote on August 1, 2010. The Nevada Corporation articles were approved on September 13, 2010. On September 1, 2011, subsequent to the stock exchange agreement between ENYC and ABCO Energy, the ownership of the two subsidiaries shares and their shareholders were transferred to ENYC. ENYC then changed its name to ABCO Energy, Inc. on October 31, 2011.

On March 2, 2010, the Company began a private placement offering of 8% Series A Convertible Preferred Stock ("Preferred Stock") which was offered only in the European markets. The private placement was not available in the United States. The offering consisted of 600,000 shares of Preferred Stock convertible into 6,000,000 shares of common stock upon the event of going public on USA markets. The Preferred Stock was priced at $5.00 and had a dividend requirement of 8% per annum which ceases upon the conversion or when held for 12 months. Each share of Preferred Stock was convertible into 10 shares of common stock. The Company agreed to register 6,000,000 shares. This offering was terminated as of March 31, 2011, when a total of 591,542 preferred shares were sold. Effective July 1, 2011, all of the Preferred Stock was converted to common shares. This resulted in the issue of 2,957,708 common shares with a capitalized value of $403,017.

In August 2011, the Company began a second European private placement offering of restricted common stock to non USA citizens only. No Offering was not made or sold in the USA. The offering consisted of up to 4,000,000 shares of common stock offered at the price of $0.40 USD per share. As of March 23, 2012, the Company had sold 3,896,373 shares and netted $503,605 after offering expenses. The offering was terminated on March 23, 2012.

The equity at December 31, 2011 was held in the Company as follows:

Description	Held By	Total Shares	Total Equity Value at Dec, 31, 2011
Common Shares	Officers and Directors	11,000,000	$ 60,000
Acquisition shares - ENYC	ENYC shareholders and consultants	1,495,730	122,248
Preferred shares	Conversion to common July 1, 2011 – European Investors	2,957,708	403,017
Common shares sold in private placement	European investors	2,676,433	298,452
Total share equity at December 31, 2011		18,129,871	$ 659,166

Note 9 Interest Expense and Accrual Disclosures

The Company issued preferred stock during 2011 and 2010 with a designated dividend of 8% on the total investment before expenses. The dividend resulted in interest of $ 61,316 for the year ended December 31, 2011 and $34,034 for the year ended December 31, 2010. As of the effective date of the acquisition of ENYC, all dividends ceased and no dividends accrued to any period after July 1, 2011 for this preferred stock issue. Notes payable to shareholders resulted in interest charges of $1,714 for the period ended December 31, 2011.

End of Footnotes to Financial Statements

PART III – EXHIBITS

Item 1. Index to Exhibits

Exhibit No.	Description
(2)	Articles of Incorporation
(3)	Operating Agreement
(6)	Material Contracts

The following exhibits are included as part of this Form 1 –A or are incorporated by reference to our previous filings:

Exhibit No.	Description
(2)	Articles of Association, as amended, filed on July 29, 2004
(3)	Form of Management Operating Agreement dated as of January 1, 2012
(6)	Material Contracts – Stock Exchange Agreement, dated July 15, 2011, between Energy Conservation Technologies, Inc., and ABCO Energy, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in Tucson, Arizona, on this 29th day of March, 2012

ABCO ENERGY, INC

By: ____________________

Charles O'Dowd
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement or Amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
____________________ Charles O'Dowd	President, Chief Executive Officer and Director	March 29, 2012
____________________ David Shorey	Chief Financial Officer (Principal Financial and Accounting Officer and Director	March 29, 2012
N/A____________ Wayne Marx	Director	March __, 2012